David E. Wise
                                 Attorney at Law
                            8794 Rolling Acres Trail
                          Fair Oaks Ranch, Texas 78015
                                 (830) 981-8165


                                 August 4, 2006

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re: Cavit Sciences, Inc./Registration Statement on Form SB-2/File No. 333-135740

Dear Mr. O'Brien:

     This letter is being sent to you in response to the Staff's letter to Mr. Colm J. King dated July 17, 2006, and as a follow up to our discussions during the conference call held on July 21, 2006. The contents of this letter and attachments are being sent to you for discussion purposes only, are not to be considered "filed" and are not intended to constitute an amendment to Cavit's Form SB-2. These documents should be returned to the undersigned after your review.

     Subsequent to our conference call on July 21, 2006, Cavit and its auditors decided to move the audit date forward from May 31, 2006 to June 30, 2006. A copy of the unaudited financial statements for the period ended June 30, 2006 is enclosed for your review. An audited version of these financial statements will be included in Amendment No. 1 to Cavit's Form SB-2.

     As stated in Note 1 to Cavit's financial statements, the financial statements have been updated, restated and revised to include the operations relating to the assets acquired that were part of the parent's financial statements. Historical financial information has been carved out from the parent to reflect the costs of developing the intellectual property rights from the parent's initial expenditures to develop such property. All related costs and activity associated with developing the intellectual property rights from the date of initial expenditures (January 1, 2004) have been included and are reflected in the pro forma information disclosed in Note 7 to these financial statements.

     We believe that the financial statements are in compliance with SFAS 7 and
Article 11 of Regulation S-X.

     Note 2 to these financial statements addresses the impairment issue raised in your letter of July 17, 2006. Cavit is confident that the value of the intellectual property has been properly determined and since the assets were recently acquired, no further adjustment for impairment is justified at this time. Cavit will review the value of these assets for impairment on a quarterly basis in the future and make any adjustments it deems necessary.

     Cavit's management, board members and auditors have conducted considerable research and spent considerable time and effort in updating, revising and restating these financial statements and believe they comply with the requirements of the Securities Act of 1933, the rules and regulations under the Act and the requirements of the form.

     We have also made revisions to the narrative portion of Cavit's Form SB-2 registration statement, which we believe enhance the overall disclosure in the filing. These revisions are reflected and highlighted in the attached pages of the Form SB-2.

     We intend to file a definitive amendment to the current Form SB-2 filing during the week of August 14-18. The undersigned will be on vacation next week and will return to the office on August 14.

     We would appreciate a letter from you next week stating that the material deficiencies raised by your July 17 letter have been adequately addressed in this letter and the attached financial statements and pages. We will then follow up with an amendment to the filing.

     If you have any questions regarding the matters contained herein, then please call the undersigned on August 14 to discuss.

     Thank you for your consideration.

Sincerely,


/s/ David E. Wise
-----------------------
David E. Wise

                    QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q: How many shares of Cavit Sciences common stock will I receive?

A: You will receive one share of Cavit Sciences common stock for every 100 shares of Hard to Treat common stock owned by you on the record date. No cash distributions will be paid for fractional shares, which will be rounded to the nearest whole.

Q: What are shares of Cavit Sciences worth?

A: The value of Cavit Sciences shares will be determined by their trading price after the spin-off. We do not know what the trading price will be and we can provide no assurances as to value.

Q: What will Cavit Sciences do after the spin off?

A: As a new business, we will concentrate primarily on exploiting the intellectual property purchased. The three patent applications purchased relate to the treatment of cancer and viral infections. Cavit will advance these applications by developing and marketing them to drug companies. Cavit's medical advisors specialize in cancer and viral infection treatment.



Q: Will Cavit Sciences shares be listed on a National Stock Exchange or The NASDAQ Stock Market?

A: Our shares will not be listed on any national stock exchange or the NASDAQ Stock Market. It is our hope that the shares will be quoted by one or more market makers on the OTC Bulletin Board, although we have no agreements or understandings with any market maker to do so.

Q: What are the tax consequences to me of the spin-off?

A: The distribution will not qualify as a tax-free spin-off under U.S. tax laws. Consequently, the total value of the distribution, as well as your initial tax basis in our shares, will be determined by the fair market value of our common shares at the time of the spin-off. A portion of this distribution will be taxable to you as dividend income and the remainder will be a tax-free reduction in your basis in your Hard to Treat shares.

Q: What do I have to do to receive my Cavit Sciences shares?

A: No action by you is required. You do not need to pay any money or surrender your Hard to Treat common shares to receive our common shares. The number of Hard to Treat shares you own will not change. If your Hard to Treat common shares are held in a brokerage account, our common shares will be credited to that account. If you own your Hard to Treat common shares in certificated form, certificates representing your Cavit Sciences common shares will be mailed to you.

                     BACKGROUND AND REASONS FOR THE SPIN-OFF

     Hard to Treat Diseases has historically engaged in two separate and distinct market segments: environmental (polystyrene recycling) and biotechnology (acquisition and testing of substances for the treatment of diseases). Cavit Sciences is a new business that was formed as a subsidiary of Hard to Treat to develop and market the intellectual property rights relating to three specific patent applications for the treatment of cancer and viral infections, that were purchased by Cavit from Hard to Treat, leaving Hard to Treat with its existing polystyrene recycling business and the existing biotechnology business of acquiring various drug rights and/or licenses, conducting testing on drugs and substances and dealing with drug companies as potential sources and suppliers of drugs.

     Hard to Treat, in addition to operating its existing biotechnology business, will assist entities and individuals in having their drugs tested in U.S. FDA approved labs and conduct testing on drugs and substances, that it has acquired through licensing agreements, as potential treatments of diseases other than cancer and viral infections.

     As a new business, Cavit will develop and market the intellectual property rights that were purchased from Hard to Treat. Cavit's management and medical advisors will advance the treatment of cancer and viral infections by conducting additional testing, conducting clinical trials and collaborating with drug companies utilizing its patent applications.

     Hard  to  Treat's   management   believes   that  the   separation  of  the
biotechnology division into two autonomous companies will

     * Allow management, consultants and advisors of each company to focus solely on the assets and goals of their company: Hard to Treat will focus on testing for treatments of diseases other than cancer and viral infections and Cavit will focus solely on developing and marketing the treatment of cancer and viral infections;

     * Provide employees of each business stock-based incentives linked solely to his or her employer; and

     * Enhance access to financing by allowing the financial community to focus separately on the assets, goals and potential of each company



SPECIAL RISK FACTORS RELATED TO THE SPIN-OFF

     The spin-off distribution and ownership of our common stock involve various risks. You should read carefully the factors discussed under Risk Factors beginning on page 7. Several of the most significant risks of the spin-off distribution include:

     * The distribution may cause the trading price of Hard to Treat Diseases, Inc. common stock to decline;

     * There has been no prior trading market for Cavit Sciences shares and a trading market for Cavit Sciences may not develop;

     * Substantial sales of Cavit Sciences shares may have an adverse impact on the trading price of Cavit Sciences common stock, if and when a trading market develops;

     * The spin-off distribution of Cavit Sciences common stock will result in tax liability to the dividend recipients; and

OUR INDEPENDENT AUDITOR HAS RAISED DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.


     The Independent Auditor's Report to our audited financial statements for the period ended June 30, 2006, included in this prospectus, indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Such doubts identified in the report include the fact that we currently have no source of revenue and we need to obtain adequate financing. If we are not able to continue as a going concern, it is likely that investors will lose all or a part of their investment.


APPROXIMATELY 86% OF OUR TOTAL ASSETS ARE COMPRISED OF INTANGIBLE ASSETS THAT ARE SUBJECT TO PERIODIC REVIEW TO DETERMINE WHETHER IMPAIRMENT ON THESE ASSETS IS REQUIRED.


     We are required under generally accepted accounting principles to review our good will and intangible assets for impairment whenever events or changes in circumstances indicate their carrying values may not be recoverable. On June 30, 2006, our intangible assets, consisting of three patent applications, were valued at $56,997. If our management determines that impairment exists, we will be forced to record a significant charge to expense in our financial statements for the period in which any impairment of our goodwill or intangible assets is determined.

WE DID NOT HAVE AN INDEPENDENT THIRD PARTY APPRAISE THE INTANGIBLE ASSETS ACQUIRED FROM HARD TO TREAT, SO THERE IS NO GUARANTEE THAT OUR INTANGIBLE ASSETS ARE WORTH $56,997.

     The boards of directors of Cavit Sciences and Hard to Treat determined the value of the intangible assets and related costs we acquired to be $145,459; comprised of $56,997 in capitalized legal fees associated with the development of the rights from inception and $88,462 of operating expenses from inception, including research and development, overhead costs and operating costs, that were expensed as incurred. Due to cost factors, the boards decided not to engage an independent appraiser or investment banker to evaluate either the intangible assets and related costs being transferred by Hard to Treat to Cavit Sciences or the 8,475,000 shares of Cavit Sciences common stock exchanged for those assets. If creditors of Hard to Treat believe that the Cavit Sciences shares exchanged for the assets were not worth $145,459 or if those creditors believe that Hard to Treat's intangible assets and related costs were worth considerably more than $145,459, then those creditors could take legal action in an attempt to rescind the asset purchase transaction.


AN INDIVIDUAL WHO HAS A RIGHT TO OWNERSHIP OF A SUBSTANTIAL NUMBER OF SHARES OF HARD TO TREAT COMMON STOCK, BUT WHO WAS NOT A HOLDER OF RECORD OF ANY HARD TO TREAT SHARES ON JUNE 13, 2006, THE RECORD FOR THE SPIN-OFF, MAY SEEK TO HAVE 3,500,000 SHARES OF CAVIT SCIENCES COMMON STOCK ISSUED TO HIM, IN WHICH CASE THE SHAREHOLDERS OF CAVIT SCIENCES COULD BE SUBSTANTIALLY DILUTED.

     In July 2005, a Florida judge ruled in favor of an individual declaring that the individual was the lawful owner of 350,000,000 shares of Hard to Treat common stock "should he choose to exercise his right of ownership over these shares." Since July 2005, this individual had not exercised any right of ownership over these shares and was not a holder of record of Hard to Treat shares on June 13, 2006. Therefore, he will not participate in the stock dividend that is the subject of the spin-off. The same judge entered a money judgment in favor of Hard to Treat against this individual for over $200,000, which amount plus interest would have to be paid to Hard to Treat in order for the shares to be issued to him. Although the amount of the money judgment will likely deter this individual from demanding his shares, if he were to demand his shares and pay the money judgment and if he could prove his entitlement to participate in the stock dividend in the spin-off, Cavit Sciences would have to issue him 3,500,000 shares of our common stock, which would substantially dilute our shareholders. Hard to Treat has appealed this case. See "Description of Business -- Legal Proceedings" for a more detailed discussion of this litigation.

                                    DILUTION


     The net book value of Cavit Sciences as of June 30, 2006 was $84,064 or $.008 per share of common stock. Net book value per share is determined by dividing the book value of Cavit Sciences (total assets less total liabilities) by the number of outstanding shares of our common stock. Since this prospectus covers shares of our common stock that may be offered and sold from time to time by the dividend recipients and none of the proceeds will be paid to Cavit Sciences, our net book value will be unaffected by this offering.


                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The selected financial data in this section is not intended to replace the financial statements and accompanying footnotes. The selected financial data for the period from inception (April 12, 2006) through May 31, 2006 and as of May 31, 2006 has been derived from our audited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                              April 12, 2006
                                                                                 through
                                                                               May 31, 2006
                                                                               ------------
                         Statements of Operations Data

Revenues                                                                                --
Operating Expenses:                                                                     --
General and administrative                                                       $  50,658
Depreciation and amortization                                                           --
Research and development                                                                --
Loss on disposal of assets                                                              --

Net operating loss                                                               $ (58,658)

Interest Income                                                                         --
Other Income                                                                            --
Interest expense                                                                        --

Net loss                                                                         $ (58,658)

Net loss per common share, basic and diluted                                     $  (0.094)

Weighted average number of common shares outstanding, basic and diluted            536,480

                                                                                  As of
                                                                               May 31, 2006
                                                                               ------------
                               Balance Sheet Data

Cash and cash equivalents and prepaid expenses                                   $  15,090
Due from parent                                                                      8,900
Intangible assets                                                                $ 145,459
Fixed Assets                                                                            --
Other assets                                                                            --
Total assets                                                                     $ 169,449

Current liabilities                                                              $  16,148
Common stock                                                                        95,125
Additional paid in capital                                                         108,834
Deficit accumulated during the development stage                                   (50,658)
Total stockholders' equity                                                         153,301
Total liabilities and stockholders' equity                                       $ 169,449

     Financial data for the period from inception of the development of the rights acquired (January 1, 2004) through June 30, 2006 and as of June 30, 2006 has been derived from our audited financial statements included elsewhere in this prospectus. See "Description of Business - History of Intellectual Property Rights" and Note 7 "Pro-Forma Information" included in the financial statements and accompanying footnotes for a more detailed discussion of prior operations. Although Cavit was incorporated on April 12, 2006 and acquired intellectual property rights from Parent on May 31, 2006, management has evaluated the facts and circumstances involved and has concluded there is sufficient continuity of the operations relating to the development of the intellectual property rights acquired prior to and after the transaction so that disclosure of prior financial information is material to an understanding of future operations. Historical financial information has been carved out from the Parent to reflect the costs of developing the intellectual property rights from inception in order to provide investors with information about the continuing impact of this particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. All related costs and activity associated with developing the intellectual property rights, from inception in 2004, have been included and are reflected in the financial statements of Cavit. Legal fees associated with the development of the rights from inception have been capitalized and operating expenses from inception, including research and development, overhead costs and operating costs, have been expensed as incurred. Historical results are not necessarily indicative of the results to be expected in the future.

                         MANAGEMENT'S PLAN OF OPERATIONS

     The following discussion of our plan of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors", "Disclosure Regarding Forward-Looking Statements" or in other parts of this prospectus. We undertake no obligation to update any information in our forward-looking statements except as required by law.

OVERVIEW


     We are a development-stage company and have a limited operating history. Cavit Sciences, Inc. was formed on April 12, 2006, as a wholly owned subsidiary of Hard to Treat Diseases, Inc., to acquire certain intellectual property rights from Hard to Treat Diseases and to develop and market the acquired rights.




     Our plan is to market our intellectual property rights to major drug companies. We are finalizing presentations to be delivered and presented to individuals at drug companies that we have sought as candidates for our technology. Non-confidential information is included in the presentations to the drug companies. If a drug company is interested in our technology, confidentiality disclosure agreements will be signed on behalf of Cavit and the drug company. We anticipate that a confidential review of information will take place before face-to-face scientific meetings are held between Cavit's medical advisors and researchers and scientists and researchers of the drug company. If the drug company decides to move forward with the transaction, term sheet negotiations and due diligence will be conducted and definitive agreements will be negotiated before agreements are executed.

     Depending on the level of interest of drug companies in our intellectual property rights, there are numerous agreements that can be entered into:

     * A drug company may feel that additional testing is required on our substances before they make a decision. After reviewing the testing protocols we have prepared for additional testing, a drug company may or may not be willing to fund the additional testing or a portion of it.

     * A drug company may feel that additional testing is required on our substances and they will fund additional testing that they will design the testing protocol for. We anticipate that the drug company will fund any testing that is to be customized to its specifications.

     * A drug company may decide to joint venture with Cavit on additional testing as part of the term sheet negotiations.

     *    A drug company may decide to become an equity partner with Cavit.

     * A drug company may decide to acquire our patent application rights for a specified price payable over a period of time in cash, stock or a combination of both.

     At this point, we believe we have enough data and information to market our patent intellectual property rights to drug companies. We may or may not decide to conduct additional testing on our current substances once we have received formal responses on our drug company candidates.



     We have not generated any profits since our entry into the biotechnology business, have no source of revenues, and have incurred operating losses. We expect to incur additional operating losses for the foreseeable future. We do not have any sources of revenues and may not have any in the foreseeable future unless we market our rights to a drug company.

     We need to obtain additional capital resources from sources including equity and/or debt financings, license arrangements, grants and/or collaborative research arrangements in order to develop products and continue Cavit's business. We believe that we have sufficient working capital to finance operations through the end of 2006. Thereafter, we will need to raise additional working capital. Our current burn rate is approximately $10,000 per month excluding capital expenditures. The timing and degree of any future capital requirements will depend on many factors, including:

     Research and development. We expect to make investments in research and development in order to develop and market our technology. Research and development costs will consist primarily of general and administrative and operating expenses related to research and development activities. We will expense research and development costs as incurred. Property, plant and equipment for research and development that has an alternative future use will be capitalized and the related depreciation will be expensed as research and development costs. We expect our research and development expense to increase as we continue to invest in the development of our technology.

     General and administrative. General and administrative expenses will consist primarily of salaries and benefits, office expense, professional services fees, and other corporate overhead costs. We anticipate increases in general and administrative expenses as we continue to develop and prepare for marketing of our technology.

RECENT FINANCING

     We recently raised a total of $99,000 from investors in a private offering of our common stock.

LIQUIDITY AND CAPITAL RESOURCES


     Historically, Cavit has financed its operations primarily from the sale of its equity securities. As of June 30, 2006, Cavit had cash of approximately $49,562. Our current burn rate is approximately $10,000 per month excluding capital expenditures. As a result of current financing, Cavit believes that it has sufficient working capital to fund operations through the end of calendar 2006. Thereafter, Cavit will need to raise additional capital to fund its working capital needs. Cavit does not have any material commitments from investors or any credit facilities available with financial institutions or any other third parties. Therefore, it is expected that Cavit will need to enter into agreements with investors or engage in best efforts sales of its securities to raise needed working capital. There is no assurance that we will be successful in any funding effort. The failure to raise such funds will necessitate the curtailment of operations and delay of the start of any additional testing.


OFF-BALANCE SHEET ARRANGEMENTS


     As of June 30, 2006, we had no off-balance sheet arrangements.

                             DESCRIPTION OF BUSINESS

 OVERVIEW

     On April 12, 2006, we were incorporated under the laws of the State of Florida and became a subsidiary of Hard to Treat Diseases, Inc. in May 2006. We chose the name Cavit Sciences, Inc. based on "Cavit" as an acronym for cancer and viral infection treatment.

     We are a biotechnology company engaged in developing treatments of cancer and viral infections. Our strategy is to develop and commercialize intellectual property rights to treat, prevent and inhibit several major diseases, including cancers, viral infections and diseases associated with cancers and viral infections.

     We currently own three patent applications and intend to acquire additional ones. One of our applications is a U.S. utility patent application relating to compositions and methods for inhibition of viral infections and therapeutic treatment of diseases or disorders caused by viral infections. Our second application is a Patent Cooperation Treaty or PCT utility patent application relating to compositions and methods for inhibition of viral infections and therapeutic treatment of diseases or disorders caused by viral infections. Our third application is a U.S. provisional patent application relating to compositions and methods for inhibition of cancers and therapeutic treatment of diseases or disorders caused by cancers.


     We acquired these intellectual property rights from Hard to Treat Diseases on May 31, 2006 in exchange for 8,475,000 shares of our common stock. We valued these intellectual property rights and related costs at $145,459. See "Risk Factors -- We did not have an independent third party appraise the intangible assets and related costs acquired from Hard to Treat, so there is no guarantee that our intangible assets and related costs are worth $145,459."


     Cancers and viral infections destroy the lives of millions of people each year. Drug companies are spending millions of dollars on research and testing in order to bring new drugs to market. Current treatments are normally expensive, painful and do not always promote better health.

     Two of our patent applications are the result of testing on two drug candidates. The two substances listed in our applications, Tubercin (T-5) and Specific Substance of Maruyama ("SSM"), were acquired for testing. The rights to the composition, Tubercin (T-5), are owned by Dr. Chung of South Korea, the inventor and patent holder. Dr. Chung has licensed the rights to Tubercin (T-5) for the use in medical care of cancer to a third party. SSM was developed and advanced by Zeria Pharmaceutical Co., Ltd. of Japan. This drug was also called Z-100 for clinical trials and is currently trade named Ancer 20. Zeria is currently using Ancer 20 injections for radiotherapy-induced leukopenia. The composition patent for this drug has been abandoned and is no longer protected by patent.

     Tubercin (T-5) has been used in South Korea for years as a treatment of cancer. SSM has been used in Japan for years as a treatment of certain diseases. Both substances are extracts from mycrobacterium tuberculosis and have been used successfully and are relatively inexpensive.

     In addition to the treatment of cancer and viral infections, our patent applications claim the treatment of numerous additional diseases. These substances act to increase the strength of the immune system by warding off, inhibiting and treating diseases.

                     HISTORY OF INTELLECTUAL PROPERTY RIGHTS

     Although Cavit was incorporated on April 12, 2006 and acquired intellectual property rights from Parent on May 31, 2006, management has evaluated the facts and circumstances involved and has concluded there is sufficient continuity of the operations relating to the development of the intellectual property rights acquired prior to and after the transaction so that disclosure of prior financial information is material to an understanding of future operations. See
Note 7 "Pro-Forma Information" in the financial statements and accompanying footnotes for a description of detailed prior operations.

     Hard to Treat began to internally develop the intellectual property rights during 2004, that were acquired by Cavit on May 31, 2006, as part of the operations of Hard to Treat's biotechnology division. During 2004, research and development commenced, which was the foundation for the first patent application being filed during December of 2004. During 2005, as a result of additional research and development, two additional patent applications were filed during December of 2005.

     Historical financial information has been carved out from the Parent to reflect the costs of developing the intellectual property rights from inception in order to provide investors with information about the continuing impact of this particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. All related costs and activity associated with developing the intellectual property rights, from inception in 2004, have been included and are reflected in the financial statements of Cavit. Legal fees associated with the development of the rights from inception have been capitalized and operating expenses from inception, including research and development, overhead costs and operating costs, have been expensed as incurred.


EMPLOYEES


     As of June 30, 2006, we had one full time employee, Mr. Colm King, who is our President and Chief Executive Officer. We believe that our relations with our employee are good. Our employee is not represented by a union or covered by a collective bargaining agreement. We believe Mr. King is best suited to oversee the operations of Cavit during the next several months due to his intimate knowledge of our biotechnology business. While serving as president of Hard to Treat, Mr. King was involved in the testing of our products and the patent application process for our two applications. We will actively recruit and hire a new chief financial officer and a new chief operating officer when funds become available. We intend to fill these posts with individuals having pharmaceutical and/or biotechnology experience and expertise.

                              CAVIT SCIENCES, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                  June 30, 2006


                                     ASSETS

Current
  Cash                                                             $  49,562.00
  Due from parent                                                     13,000.00
                                                                   ------------
      Total Current Assets                                            62,562.00
                                                                   ------------

Patents                                                               56,997.00
                                                                   ------------

      Total Assets                                                 $ 119,559.00
                                                                   ============

                        LIABILITIES AND STOCKHOLDERS' EQUITY

                                  LIABILITIES
Current
  Accrued liabilities                                              $  35,495.00
                                                                   ------------
      Total Current Liabilities                                       35,495.00
                                                                   ------------

                              STOCKHOLDERS' EQUITY

Preferred Stock - $.01 par value;  5,000,000 shares authorized,
 none issued or outstanding at June 30, 2006                              --
Common Stock - $.01 par value; 45,000,000 shares authorized,
 10,517,500 shares issued and outstanding at June 30, 2006           105,175.00
Additional Paid in Capital                                           179,184.00
Deficit Accumulated During the Development Stage                    (200,295.00)
                                                                   ------------
      Total Stockholders' Equity                                      84,064.00
                                                                   ------------

      Total Liabilities and Stockholders' Equity                   $ 119,559.00
                                                                   ============


    The Accompanying Notes are an Integral Part of These Financial Statements

                              CAVIT SCIENCES, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
     For the period from April 12, 2006 (Date of Inception) to June 30, 2006


                                                                 April 12, 2006
                                                                    (Date of
                                                                 Inception) to
                                                                 June 30, 2006
                                                                 -------------

Revenue                                                          $           --

Purchased Research and Development cost                               88,462.00
Expenses                                                             111,833.00
                                                                 --------------

Net loss for the period                                          $  (200,295.00)
                                                                 ==============

Loss per share
  Loss per share basic and diluted                               $        (.049)

  Weighted average shares outstanding                                 4,072,000


    The Accompanying Notes are an Integral Part of These Financial Statements

                              CAVIT SCIENCES, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
    For the Period from April 12, 2006 (Date of Inception) to June 30, 2006

                                                                                                           Deficit
                                                                                                         Accumulated
                                                                                           Additional       During
                                              Preferred Stock           Common Stock        Paid in      Development
          Description                        Shares    Amount      Shares        Amount     Capital         Stage         Total
          -----------                        ------    ------      ------        ------     -------         -----         -----
4/12/06 Issuance to director at par            --    $    --      100,000   $   1,000.00  $        --   $       --     $  1,000.00

5/1/06 Issuance to directors at par                               200,000       2,000.00                                  2,000.00

5/1/06 Issuance to employee for service                            50,000         500.00                                    500.00

5/12/06 Sale of stock at $.08                                      37,500         375.00     2,625.00                     3,000.00

5/23/06 Sale of stock at $.08                                     300,000       3,000.00    21,000.00                    24,000.00

5/24/06  Issuance  of  stock  at $.08
for legal services                                                200,000       2,000.00    14,000.00                    16,000.00

5/25/06 Sale of stock at $.08                                     150,000       1,500.00    10,500.00                    12,000.00

5/31/06 Issuance of stock for
Intellectual property rights at $.017                           8,475,000      84,750.00    60,709.00                   145,459.00

6/14/06 Sale of stock at $.08                                     750,000          7,500       52,500

6/29/06  Issuance  of stock at $.08 for
Medical Advisory Fees                                              55,000            550        3,850                        4,400

6/30/06 Issuance to Directors at $.08                             200,000          2,000       14,000                       16,000

Net loss for the period                                                                                     (200,295)     (200,295)
                                          -------    -------   -----------   -----------   -----------   -----------    ----------
Balance June 30, 2006                          --    $    --   10,517,500    $   105,175   $   179,184   $  (200,295)   $   84,064
                                          =======    =======   ===========   ===========   ===========   ===========    ==========

    The Accompanying Notes are an Integral Part of These Financial Statements

                              CAVIT SCIENCES, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
     For the period from April 12, 2006 (Date of Inception) to June 30, 2006


                                                                 April 12, 2006
                                                                 (Inception) to
                                                                  June 30, 2006
                                                                  -------------
Operating Activities
  Net loss for the period                                           $(200,295)
  Change in non-cash working capital balance related
   to operations:
     Stock issued for services                                         39,900
     Purchased Research and Development cost                           88,462
     Changes in assets and liabilities:
     Increase in receivables from parent                              (13,000)
     Increase in accrued expenses                                      35,495
                                                                    ---------
Cash used in operating activities                                     (49,438)
                                                                    ---------

Investing Activity                                                         --
                                                                    ---------
Cash used in investing activity                                            --
                                                                    ---------
Financing Activity
  Sale of stock for cash                                               99,000
                                                                    ---------
Cash provided by financing activity                                    99,000
                                                                    ---------

Increase  in cash during the period                                    49,562

Cash, beginning of the period                                              --
                                                                    ---------
Cash, end of the period                                             $  49,562
                                                                    =========

The Company did not pay any amounts for interest or income taxes during the period ended June 30, 2006.


Non-cash Activity:
During the period ended June 30, 2006 the Company issued 8,475,000 shares of common stock to acquire rights to three patent applications from it's parent corporation for $145,459 consisting of $56,997.00 of intangible asset and $88,462.00 of purchased research and development cost.


    The Accompanying Notes are an Integral Part of These Financial Statements

                              CAVIT SCIENCES, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 June 30, 2006


Note 1 NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       NATURE OF OPERATIONS

       Cavit Sciences, Inc. ("The Company" or "Cavit") is in the development stage and is in the process of acquiring and developing patents to treat viral and other diseases. The Company plans to market such rights to major drug companies. Cavit was incorporated on April 12, 2006 under the laws of the State of Florida, as a wholly owned subsidiary of Hard to Treat Diseases ("Parent"), and was spun-off as a separate entity from Parent on June 13, 2006.

       At June 30, 2006, the Company has working capital of $84,064 and has incurred losses since inception totalling $200,295 and has yet to achieve profitable operations. The Company's ability to continue as a going concern is dependent on raising additional capital to fund future operations and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not give affect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Management plans to continue to provide for its capital needs during the year ending December 31, 2006 by issuing equity securities or by pursuing alternative financing, however, there are no assurances that management's plans will be attained.

       Although Cavit was incorporated on April 12, 2006 and acquired intellectual property rights from it's Parent on May 31, 2006, management has evaluated the facts and circumstances involved and has concluded that disclosure of prior financial information is material to an understanding of future operations. Accordingly historical financial information has been carved out from the Parent to reflect the costs of developing the intellectual property rights from the Parent's initial expenditures to develop such property in order to provide investors with information about the impact of this particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. All related costs and activity associated with developing the intellectual property rights, from initial expenditures from January 1, 2004, have been included and are reflected in the pro-forma information disclosed in Note 7 to these financial statements.

       The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may vary from these estimates.

                              CAVIT SCIENCES, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 June 30, 2006


       CASH AND CASH EQUIVALENTS

       For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

       CONCENTRATION OF CREDIT RISK

       The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

       DEVELOPMENT STAGE COMPANY

       The Company complies with Financial Accounting Standards Board Statement No. 7 and for its characterization of the Company as a Development Stage Company.

       FINANCIAL INSTRUMENTS

       The carrying value of cash and accounts payable and accrued liabilities approximates their fair value because of the short maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

       INCOME TAXES

       The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       LONG-LIVED ASSETS

       The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 "Accounting for Goodwill and Other Intangible Assets" and "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 142 and 144"). In accordance with SFAS No. 142 and 144, long-lived assets, goodwill and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, goodwill and intangible assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets.

                              CAVIT SCIENCES, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 June 30, 2006


       LOSS PER SHARE

       Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share." As of June 30, 2006, there were no dilutive securities outstanding.

       SHARE-BASED PAYMENT

       In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," ("SFAS 123R"), which revises SFAS No. 123, "ACCOUNTING FOR STOCK-BASED
       COMPENSATION." SFAS 123R supersedes APB Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS No. 123 as originally issued and EITF Issue No. 96-18, "ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES." SFAS 123R is effective for the first interim or annual reporting period of the company's first fiscal year that begins on or after June 15, 2005. The Company has implemented this pronouncement effective April 12, 2006, where applicable.

       In March 2005, the U.S. Securities and Exchange Commission, or SEC, released Staff Accounting Bulletin No. 107, "SHARE-BASED PAYMENTS," ("SAB 107"). The interpretations in SAB 107 express views of the SEC staff, or staff, regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123R, the modification of employee share options prior to adoption of SFAS 123R and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123R. SAB 107 requires stock-based compensation be classified in the same expense lines as cash compensation is reported for the same employees. The Company and management have adopted SAB 107 in conjunction with SFAS 123R.

                              CAVIT SCIENCES, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 June 30, 2006


Note 2 RELATED PARTIES

       On May 31, 2006, the Company entered an Asset Purchase Agreement with Parent to acquire intellectual property rights relating to three patent applications. In exchange for the intellectual property rights, the Company issued 8,475,000 shares of common stock to Parent at $0.017 per share. The Company recorded this transaction on its books at Parent's historical cost value of $145,459; comprised of $56,997, which is the capitalized portion of the intellectual property relating to legal costs and $88,462 of research and development expenses. The Company analyzed the value of the intellectual property rights at June 30, 2006 and no impairment charge was recorded for the period.

       On June 1, 2006 the Company entered into a management advisory and support agreement for a twelve month period with its parent company Hard to Treat Diseases for $1,000 per month which includes the use of office space.

       During the period April 12, 2006 (inception) to June 30, 2006, Parent collected funds on behalf of the Company and repaid certain expenses on the Company's behalf. At June 30, 2006, the net balance due from the Parent to the Company was $13,000.

Note 3 ACCRUED LIABILITIES

       The Company accrued two month's salary and related employment taxes for the President pursuant to his employment agreement.

Note 4 INCOME TAXES

       As of June 30, 2006, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $200,295 that may be offset against future taxable income through 2026. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount

                                                                 2006
                                                               ---------
       Deferred tax assets:
         Net operating loss carryforwards                      $ 200,295
                                                               ---------
       Gross deferred tax assets                                  68,000
       Less:  valuation allowance                                (68,000)
                                                               ---------
       Net deferred tax asset                                  $      --
                                                               =========

Note 5 STOCKHOLDERS' EQUITY

       The Company is authorized to issue 5,000,000 shares of preferred stock $.01 par value and 45,000,000 shares of common stock $.01 par value. The Board of Directors may make the provisions of the preferred stock prior to issuance. As of June 30, 2006 no shares of preferred stock have been issued.

                              CAVIT SCIENCES, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 June 30, 2006


       During the period ended June 30, 2006 the Company issued 10,517,500 shares of common stock to pay for services, for cash, and to acquire patent application rights. There are no options or warrants issued as of June 30, 2006.

Note 6 COMMITMENTS

       The Company has executed a three year employment agreement with it's President and CEO. The agreement began on May 1, 2006. The agreement calls for annual compensation of $180,000, Annual increases of 10% on the prior year's base salary, 50,000 shares of restricted common stock, and the other benefits standard to an executive employee.

Note 7 PRO-FORMA INFORMATION

       On May 31, 2006 the Company acquired intellectual property rights from it's Parent consisting of three patent applications. The Company paid $145,459 by issuing 8,475,000 shares of it's common stock at $.017 value. The value paid for such intellectual property consisted of $56,997 of legal fees and $88,462 of purchased research and development costs ("R&D"). The Company did not pay for the Parent's overhead related to such R&D. the following pro-forma information reflects the transaction as if the Company had acquired the intellectual property as of January 1, 2004 the date of initial expenditures by the parent to develop the properties.

                              CAVIT SCIENCES, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                 June 30, 2006


                              CAVIT SCIENCES, INC.
                         PRO-FORMA FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 2004, 2005
                     AND THE SIX MONTHS ENDED JUNE 30, 2006

                                                                                                   Adjusted
                                                                                                   Financial
                                                                                                   Statements
                                        12/31/04       12/31/05        6/30/06     Adjustments      6/30/06
                                        --------       --------        -------     -----------      -------
ASSETS
Cash                                         --             --         49,562                        49,562
Due from Parent                                                            --         13,000         13,000
Total Current Assets                                                   49,562                        62,562

Intangible                               18,669         52,274         56,997                        56,997
Total Assets                             18,669         52,274        106,559         13,000        119,559

       LIABILITIES AND EQUITY
Accrued Liabilities                                                    35,495                        35,495
Due to Parent                           101,898        179,787         34,060        (34,060)            --
Total Current Liabilities               101,898        179,787         69,555        (34,060)        35,495


Common Stock                                                          105,175                       105,175
Additional Paid in Capital                                            179,184                       179,184
Deficit Accumulated During
 Development Stage                      (83,229)      (127,513)      (247,355)        47,060       (200,295)

Total Stockholders' Equity              (83,229)      (127,513)       (37,004)       121,068        (84,064)
Total Liabilities & Equity               18,669         52,274        106,559         13,000        119,559


Purchased Researh & Development Cost     65,962         22,500             --             --         88,462
Expenses                                 17,267         21,784        119,842        (47,060)       111,833

Net Loss                                (83,229)       (44,284)      (119,842)       (47,060)      (200,295)

       The adjustments consist of overhead expenses including wages, rent, phone and other expenditures that the Parent incurred to develop the intellectual properties. Such overhead expenditures were not part of the purchase price by Cavit.

Note 8 SUBSEQUENT EVENTS

       On July 7, 2006 the Company entered into an assignment agreement whereby it acquired a portion of the rights to a patent application entitled, "Methods and Compositions for Treatment of Viral Infections". The Company acquired such rights for $30,000 with a down payment of $10,000 and two subsequent $10,000 payments through May 10, 2007.